

# VALGOLD RESOURCES LTD.

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll free: 1-888-267-1400


SEC MAIL
RECEIVED
PROCESSING
NOV 04 2003
WASH. D.C.
SECTION

November 3, 2003



03037164

SUPPL

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

**VIA FEDERAL EXPRESS**

*United States Securities and Exchange Commission*
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

Dear Sirs/Mesdames:

Re: **ValGold Resources Ltd.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3339
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

**VALGOLD RESOURCES LTD.**

Shannon Ross

Shannon M. Ross,
Corporate Secretary

dlw 11/7

Enclosures

United States Sec Filing
November 3, 2003

**ValGold Resources Ltd.**
**12(g)3-2(b) Exemption Application**
**Schedule "A"**

PART I – Documents required to be Made Public pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

**News Release**

1. ValGold Announces the Closing of Private Placement Financings – dated October 22, 2003

**Correspondence with Securities Commissions**

1. Form 45-102F2 – dated October 15, 2003, for distribution October 8, 2003
2. Form 45-102F2 – dated October 15, 2003, for distribution October 10, 2003
3. Material Change Report – dated October 27, 2003

## FORM 45-102F2

### Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities

ValGold Resources Ltd. (the "Company") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on October 8, 2003, of private placement units consisting of 2,047,000 common shares and 2,047,000 warrants to purchase up to an additional 2,047,000 common shares of the Company and finder's fees consisting of 52,500 common shares in the Company and warrants to purchase up to 182,200 common shares of the Company, the Company was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Vancouver this 15th day of October 2003.

**VALGOLD RESOURCES LTD.**

By: "Shannon Ross"
Shannon Ross, Secretary

**FORM 45-102F2**

**Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities**

ValGold Resources Ltd. (the "Company") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on October 10, 2003, of private placement units consisting of 1,571,000 common shares and 785,500 warrants to purchase up to an additional 785,500 common shares of the Company and finder's fees consisting of warrants to purchase up to 149,900 common shares of the Company, the Company was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Vancouver this 15th day of October 2003.

**VALGOLD RESOURCES LTD.**

By: "Shannon Ross"
Shannon Ross, Secretary

# VALGOLD RESOURCES LTD.

**1400 – 570 Granville Street**
**Vancouver, B.C. Canada V6C 3P1**
**www.valgold.com**

October 22, 2003

Ticker Symbol: **VAL**-TSX Venture
SEC 12g3-2(b) exemption 82-3339
Standard and Poors Listing

## VALGOLD ANNOUNCES THE CLOSING OF PRIVATE PLACEMENT FINANCINGS

**ValGold Resources Ltd.** (**VAL**:TSX Venture Exchange) (the "Company") is pleased to announce that it has closed two non-brokered private placements previously announced September 29, 2003 and October 3, 2003.

### Non-Flow-Through Private Placement

The non-flow-through private placement consisted of the issue of an aggregate 2,047,000 Units at $0.305 per Unit for total gross proceeds of $624,335. Each Unit is comprised of one common share in the capital of the Company (the "Shares") and one non-transferable share purchase warrant (the "Warrants"). Each Warrant is exercisable to acquire one additional Share at an exercise price of $0.40 per Share expiring October 8, 2005.

Global Resource Investments Ltd. received a finder's fee consisting of units equal to 7% of the gross proceeds raised from the sale of Units to their found placee (the "Finder Units"). The Finder Unit consists of one Share and one Warrant, each Warrant being exercisable for an additional Share at $0.40 per Share expiring October 8, 2005.

Canaccord Capital Corporation and First Associates Investments Inc. each received a finder's fee consisting of a combination of 7.5% of the gross proceeds raised from the sale of Units to their found placee(s), payable in cash, and that number of non-transferable compensation warrants equal to 10% of the total number of Units purchased by their found placee(s) (the "Compensation Warrants"), each Compensation Warrant entitling the holder to purchase one additional Share at an exercise price of $0.40 per Share expiring October 8, 2005.

All shares, warrants and any shares issued upon exercise of the warrants with respect to this private placement and the finder's fee are subject to a hold period and may not be traded for a four month period expiring February 9, 2004, except as permitted by the British Columbia *Securities Act,* the *Securities Rules,* and the TSX Venture Exchange.

Proceeds from this private placement will be used to facilitate mineral property acquisitions and for general working capital expenditures.

### Flow-Through Private Placement

The flow-through private placement consisted of the issue of 1,571,000 flow-through units (the FT Units) at $0.35 per FT Unit for total gross proceeds of $549,850. Each FT Unit is comprised of one flow-through common share and one-half of one non-flow-through share purchase warrant. Each whole non-flow-through share purchase warrant is exercisable to acquire one additional common share of the Company at an exercise price of $0.40 expiring October 10, 2004.

Canaccord Capital Corporation and BMO Nesbitt Burns Inc. each received a finder's fee consisting of a combination of 7.5% of the gross proceeds raised from the sale of FT Units to their found placee(s), payable in cash, and that number of non-transferable compensation warrants equal to 10% of the total number of FT Units purchased by their found placee(s) (the "Finder Warrants"), each Finder Warrant entitling the holder to purchase one additional common share at an exercise price of $0.40 per share expiring October 10, 2004.

All shares, warrants and any shares issued upon exercise of the warrants with respect to the private placement and the finder's fee are subject to a hold period and may not be traded for a four month period expiring February 11, 2004, except as permitted by the British Columbia *Securities Act,* the *Securities Rules,* and the TSX Venture Exchange.

Proceeds from this private placement will be used to fund exploration programs on the Company's Ontario and Manitoba mineral properties. Drilling is scheduled to begin at the Tower Mountain Property in north western Ontario during the last week of October and includes a current program of approximately 1,500meters of coring in up to 10 holes. The main targets include the U-V zone gold mineralization where drill hole DDH 03-2 intersected 11.8 grams/tonne gold across a width of 3.0 meters. In the Timmins Ontario gold camp, ValGold will commence drilling in January on the gold mineralization zone of the historic Hunter mine project. The Hunter exploration program will include some 1,500 to 2,000 meters of core drilling in the first stage of work. At the Hunter, the primary gold zone had been intersected in seven drill holes at a depth of approximately 150m over a length of 285m, with an average cut gold grade of 10.3 grams per tonne (0.30 ounces per ton) across an average width of 1.3m. The high-grade assays for that determination were all cut to 1 oz/t gold.

**Shannon M. Ross**
Chief Financial Officer

For further information please contact:
Coal Harbor Communications
Tel: (604) 662-4505 Fax: (604) 662-4547
Toll Free: 1-877-642-6200

**BC FORM 53-901F**
**Form 25 (*Securities Act,* 1988 (Saskatchewan))**
**Form 26 (*Securities Act* (Newfoundland))**
**Form 27 (*Securities Act* (Nova Scotia))**

**Material Change Report**
**Under:**
**Section 85(1) of the *Securities Act* (British Columbia)**
**Section 118(1) of the *Securities Act* (Alberta)**
**Section 75(2) of the *Securities Act* (Ontario)**
**Section 81(2) of the *Securities Act* (Nova Scotia)**
**Section 76(2) of the *Securities Act* (Newfoundland)**
**Section 84 (1) of *Securities Act* (Saskatchewan)**

**Item 1** **Reporting Issuer**

ValGold Resources Ltd.
1400 - 570 Granville Street
Vancouver, BC V6C 3P1

(the "Company")

Telephone: (604) 687-4622

**Item 2.** **Date of Material Change**

October 16, 2003

**Item 3.** **Press Release**

October 22, 2003

**Item 4.** **Summary of Material Change**

ValGold Resources Ltd. Closes Flow-Through and Non-Flow Through Financings

**Item 5.** **Full Description of Material Change**

See attached press release

**Item 6.** **Reliance on Section 85(2) of the Act**

N/A

**Item 7.** **Omitted Information**

N/A

**Item 8.** **Senior Officers**

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Stephen J. Wilkinson
President and Chief Executive Officer
1400 – 570 Granville Street
Vancouver, BC V6C 3P1

Telephone: (604) 687-4622

**Item 9.** **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

October 27, 2003
Date

"Shannon Ross" (signed)
Signature

**Shannon Ross**
Name

**Secretary and Chief Financial Officer**
Position

**Vancouver, British Columbia**
Place of Declaration

*IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.*

VALGOLD RESOURCES LTD.
1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
www.valgold.com

October 22, 2003

Ticker Symbol: **VAL**-TSX Venture
SEC 12g3-2(b) exemption 82-3339
Standard and Poors Listing

## VALGOLD ANNOUNCES THE CLOSING OF PRIVATE PLACEMENT FINANCINGS

**ValGold Resources Ltd.** (**VAL**:TSX Venture Exchange) (the "Company") is pleased to announce that it has closed two non-brokered private placements previously announced September 29, 2003 and October 3, 2003.

### Non-Flow-Through Private Placement

The non-flow-through private placement consisted of the issue of an aggregate 2,047,000 Units at $0.305 per Unit for total gross proceeds of $624,335. Each Unit is comprised of one common share in the capital of the Company (the "Shares") and one non-transferable share purchase warrant (the "Warrants"). Each Warrant is exercisable to acquire one additional Share at an exercise price of $0.40 per Share expiring October 8, 2005.

Global Resource Investments Ltd. received a finder's fee consisting of units equal to 7% of the gross proceeds raised from the sale of Units to their found placee (the "Finder Units"). The Finder Unit consists of one Share and one Warrant, each Warrant being exercisable for an additional Share at $0.40 per Share expiring October 8, 2005.

Canaccord Capital Corporation and First Associates Investments Inc. each received a finder's fee consisting of a combination of 7.5% of the gross proceeds raised from the sale of Units to their found placee(s), payable in cash, and that number of non-transferable compensation warrants equal to 10% of the total number of Units purchased by their found placee(s) (the "Compensation Warrants"), each Compensation Warrant entitling the holder to purchase one additional Share at an exercise price of $0.40 per Share expiring October 8, 2005.

All shares, warrants and any shares issued upon exercise of the warrants with respect to this private placement and the finder's fee are subject to a hold period and may not be traded for a four month period expiring February 9, 2004, except as permitted by the British Columbia *Securities Act*, the *Securities Rules*, and the TSX Venture Exchange.

Proceeds from this private placement will be used to facilitate mineral property acquisitions and for general working capital expenditures.

### Flow-Through Private Placement

The flow-through private placement consisted of the issue of 1,571,000 flow-through units (the FT Units) at $0.35 per FT Unit for total gross proceeds of $549,850. Each FT Unit is comprised of one

flow-through common share and one-half of one non-flow-through share purchase warrant. Each whole non-flow-through share purchase warrant is exercisable to acquire one additional common share of the Company at an exercise price of $0.40 expiring October 10, 2004.

Canaccord Capital Corporation and BMO Nesbitt Burns Inc. each received a finder's fee consisting of a combination of 7.5% of the gross proceeds raised from the sale of FT Units to their found placee(s), payable in cash, and that number of non-transferable compensation warrants equal to 10% of the total number of FT Units purchased by their found placee(s) (the "Finder Warrants"), each Finder Warrant entitling the holder to purchase one additional common share at an exercise price of $0.40 per share expiring October 10, 2004.

All shares, warrants and any shares issued upon exercise of the warrants with respect to the private placement and the finder's fee are subject to a hold period and may not be traded for a four month period expiring February 11, 2004, except as permitted by the British Columbia *Securities Act,* the *Securities Rules,* and the TSX Venture Exchange.

Proceeds from this private placement will be used to fund exploration programs on the Company's Ontario and Manitoba mineral properties. Drilling is scheduled to begin at the Tower Mountain Property in north western Ontario during the last week of October and includes a current program of approximately 1,500meters of coring in up to 10 holes. The main targets include the U-V zone gold mineralization where drill hole DDH 03-2 intersected 11.8 grams/tonne gold across a width of 3.0 meters. In the Timmins Ontario gold camp, ValGold will commence drilling in January on the gold mineralization zone of the historic Hunter mine project. The Hunter exploration program will include some 1,500 to 2,000 meters of core drilling in the first stage of work. At the Hunter, the primary gold zone had been intersected in seven drill holes at a depth of approximately 150m over a length of 285m, with an average cut gold grade of 10.3 grams per tonne (0.30 ounces per ton) across an average width of 1.3m. The high-grade assays for that determination were all cut to 1 oz/t gold.

**Shannon M. Ross**
Chief Financial Officer

For further information please contact:
Coal Harbor Communications
Tel: (604) 662-4505 Fax: (604) 662-4547
Toll Free: 1-877-642-6200